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SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK
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                                    :
                                    :        Index No. 97-601661
KENNETH STEINER,                    :
                                    :
                  Plaintiff,        :
                                    :
         -against-                  :
                                    :        CLASS ACTION COMPLAINT
ANDRE LOZYNIAK, PATRICK J. DORME,   :
HENRY V. KENSING, RUSSELL H.        :
KNISEL, SAUL SPERBER, HAROLD
COHAN, FRANK A. GUNTHER, and        :        JURY TRIAL DEMAND
DYNAMICS CORP. OF AMERICA,          :
                                    :
                  Defendants.       :
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         Plaintiff, by his knowledge as to his own acts and upon information and belief as to all other matters, alleges as follows:

                             NATURE OF THE ACTION

         1. This is a stockholders' class action lawsuit brought on behalf of the public stockholders of Dynamics Corp. of America ("Dynamics" or the "Company") who have been, and continue to be, deprived of the opportunity to realize fully the benefits of their investment in the Company. The individual defendants have wrongfully refused to take the steps necessary to maximize stockholder value, including properly considering a bona fide offer for the Company from WHX Corporation through its subsidiary SB Acquisition Corp. (collectively "WHX"). By failing and refusing to take such steps, including adequately considering the Offer, defendants have breached


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their fiduciary duties to plaintiff and the class. The individual defendants are using their fiduciary positions of control over Dynamics to thwart others in their legitimate attempts to acquire Dynamics, and the individual defendants are trying to entrench themselves in their positions with the Company.

                                    PARTIES

         2. Plaintiff Kenneth Steiner, a New York resident, is and, at all relevant times has been, the owner of 550 shares of Dynamics' common stock.
         3. Dynamics is a corporation duly organized and existing under the laws of the State of New York. Dynamics designs, manufactures, and markets electronic components and subsystems, such as resistors, micro-circuits, loudspeakers, and switches. Dynamics maintains its principal executive offices at 475 Steamboat Road, Greenwich, Connecticut 06830. Dynamics has approximately 3.811 million shares of common stock outstanding and thousand of stockholders of record. Dynamics's stock trades over the New York Stock Exchange ("NYSE").
         4. Defendant Andrew Lozyniak ("Lozyniak") is the Chairman of the Board and President of Dynamics. In 1995, Lozyniak received from Dynamics $356,052 in compensation.
         5. Defendant Patrick J. Dorme ("Dorme") is the Chief Financial Officer, Vice President, and a director

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of Dynamics. In 1995, Dorme received from Dynamics $161,997 in compensation.
         6. Defendant Henry V. Kensing ("Kensing") is the Chief Legal Counsel, Vice President, Secretary, and a director of Dynamics. In 1995, Kensing received from Dynamics $193,187 in compensation.
         7. Defendants Russell H. Knisel, Saul Sperber, Harold Cohan, and Frank A. Gunther are directors of Dynamics.
         8. The defendants named in paragraph 4 through 7 are hereinafter referred to as the "Individual Defendants."
         9. Because of their positions as officers/directors of the Company, the Individual Defendants owe a fiduciary duty of loyalty and due care to plaintiff and the other members of the class.
         10. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in his/her capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                           CLASS ACTION ALLEGATIONS

         11. Plaintiff brings this case in its own behalf as a class action, pursuant to CPLR ss. 901, on behalf of all stockholders of the Company, except defendants herein and

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any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who will be threatened with injury arising from defendants' actions as is described more fully below (the "Class").
         12. This action is properly maintainable as a class action.
         13. The Class is so numerous that joinder of all members is impracticable. The Company has hundreds of stockholders who are scattered throughout the United States.
         14. There are questions of law and fact common to the Class that predominate over questions affecting any individual class member. The common questions include, inter alia, whether:
                  a. defendants have breached their fiduciary duties owed by them to plaintiff and other members of the Class by failing and refusing to attempt in good faith to maximize stockholder value, including considering the sale of Dynamics;
                  b. defendants have breached or aided and abetted the breach of the fiduciary duties owed by them to plaintiff and other members of the Class;
                  c. defendants engaged in a plan and scheme to thwart and reject offers and proposals from third parties, including the one made by WHX; and

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                  d. plaintiff and other members of the Class are being and
will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.
         15. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.
         16. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
         17. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole are appropriate.

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                            SUBSTANTIVE ALLEGATIONS

         18. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme and/or aiding and abetting one another in total disregard of their fiduciary duties, are attempting to deprive plaintiff and the Class unfairly of the opportunity to maximize the value of their investment in Dynamics.
         19. On March 27, 1997, WHX offered, by letter, to acquire Dynamics in a negotiated merger for $40.00 per share in a transaction valued at more than $160 million (the "Offer"). The Offer represented a premium of approximately 20% above the price of Dynamics' stock.
         20. In the Offer, WHX stated that it was prepared to increase its offer if Dynamics provided additional information which demonstrated that a higher price was warranted.
         21. Dynamics responded to the Offer by saying only that it would consider the proposal in due course.
         22. Disappointed that Dynamics chose not to even consider WHX's bona fide offer in the course of a week, WHX made the Offer public on March 31, 1997 and announced that it would immediately commence a tender offer at $40.00 per share.
         23. In addition to commencing the tender offer, WHX stated its intention to solicit proxies from shareholders

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for Dynamics' annual meeting to be held on May 2, 1997. WHX announced its intention to elect four director/nominees and adopt shareholder by-law provisions to permit holders of 9.9% of the outstanding common stock to call a special meeting.
         24. WHX's offer is clearly bona fide because it is an all cash offer which is within WHX's financial means. WHX announced that the offer is not contingent on any financing and that it had over $400 million of available cash to proceed with the tender offer.
         25. Dynamics responded to the announcement of the tender offer by stating that all but one of the directors consider WHX's bona fide offer "totally inadequate" and urged shareholders to take no action in tending their shares to WHX.
         26. Despite the significant interest of Dynamics stockholders, defendants have acted without regard to the fiduciary duties they owe them by, inter alia, failing to take the steps necessary to maximize stockholder value, including, but not limited to, agreeing to meet with and negotiate the tender offer and merger with WHX. Defendants have done so without business justification and without negotiation.
         27. Defendants' failure to act promptly upon the tender offer and merger has no valid business purpose, and simply evidences their disregard for the premium

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being offered to Dynamics stockholders. By failing to meet promptly and negotiate, or offer to meet and negotiate, with WHX, defendants are depriving plaintiff and the Class of their right to share in the assets and businesses of Dynamics and receive the maximum value for their Dynamics shares.
         28. Dynamics represents a highly attractive acquisition candidate. Defendants' conduct is depriving Dynamics's public stockholders of the control premium that WHX are prepared to pay, or of the enhanced premium that further negotiation or exposure of Dynamics to the market could provide.
         29. Defendants owe fundamental fiduciary obligations to Dynamics's stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of Dynamics's public stockholders will be protected, to seriously consider all bona fide offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of Dynamics must adequately ensure that no conflict of interest exists between the Individual Defendants' own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts

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exist, to insure that all such conflicts will be resolved in the best interests of the Company's stockholders.
         30. Because defendants dominate and control the business and corporate affairs of Dynamics and because they are in possession of private corporate information concerning Dynamics's assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and the public shareholders of Dynamics. This discrepancy makes it grossly and inherently unfair for defendants to refrain from taking those steps necessary to maximize stockholder value. Defendants have refused to seriously consider the tender offer and merger, and have failed to announce any active auction or open bidding procedures that would maximize stockholder value by entertaining offers to purchase the Company.
         31. The Individual Defendants have breached their fiduciary and other common law duties owed to plaintiff and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.
         32. The Individual Defendants are acting to entrench themselves in their offices and positions and maintain their substantial salaries and perquisites, all at the expense and to the detriment of the public stockholders of Dynamics.

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         33. As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Dynamics's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of Dynamics's common stock.
         34. Plaintiff seeks preliminary and permanent injunctive relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their stock at a premium over the market price, by unlawfully entrenching themselves in their positions of control, and to compel defendants to carry out their fiduciary duties to maximize stockholder value.
         35. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants' actions threaten to inflict. Defendants are precluding the enjoyment by Dynamics stockholders of the full economic value of their investment by failing to proceed expeditiously and in good faith to evaluate and pursue a premium acquisition proposal that would provide consideration for all shares at a premium price.
         36. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plain-

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tiff and the members of the Class, and/or aid and abet and participate in such breaches of duty, and will prevent the sale of Dynamics at a substantial premium, all to the irreparable harm of plaintiff and other members of the Class.
         37. Plaintiff and the Class have no adequate remedy at law.
         WHEREFORE, plaintiff demands judgment as follows:
                  (a) Declaring this to be a proper class action and certifying plaintiff as a class representative;
                  (b) Ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:
                           (i)  cooperate fully with any entity or
person, including WHX, having a bona fide interest in proposing any transaction that would maximize stockholder value including, but not limited to, a merger or acquisition of Dynamics;
                           (ii)  immediately undertake an appropriate
evaluation of Dynamics's worth as a merger/acquisition candidate;
                           (iii)  take all appropriate steps to
enhance Dynamics's value and attractiveness as a merg-er/acquisition candidate;

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                           (iv)  take all appropriate steps to effec-
tively expose Dynamics to the marketplace in an effort to create an active auction of the Company;
                           (v)  act independently so that the inter-
est of the Company's public stockholders will be protected; and
                           (vi)  adequately ensure that no conflicts
of interest exist between the Individual Defendants' own interest and their fiduciary obligation to maximize stockholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public stockholders of Dynamics;
                  (c) Ordering the Individual Defendants, jointly and severally to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;
                  (e) Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and
                  (f) Granting such other and further relief as may be just and proper.

Dated:  April 1, 1997

                                                     WECHSLER HARWOOD
                                                       HALEBIAN & FEFFER LLP
                                                     805 Third Avenue

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                                               New York, New York 10022

                                               Attorneys For The Plaintiff

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